Health Assurance Acquisition Corp.

20 University Road

Cambridge, Massachusetts 02138

November 12, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health Assurance Acquisition Corp.
Amendment No. 2 to Form S-1 filed November 9, 2020
CIK No. 0001824013

Ladies and Gentlemen:

This letter is in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of Healthcare Assurance Acquisition Corp. (the “Company”) set forth in your letter, dated November 10, 2020.

In order to facilitate your review of our response, we have restated the Staff’s comment in this letter. For your convenience, we have also set forth our response to the Staff’s comment immediately below the corresponding comment.

Amendment No. 2 to Form S-1 filed November 9, 2020

Exclusive Forum for Certain Lawsuits, page 142

1.	Staff’s comment: With respect to actions under the Securities Act, it appears that your disclosure is not consistent with either the carryover Risk Factor on pages 59-60 or Section 12.1(a) of Exhibit 3.2 which states, "The exclusive forum provision in this Section 12.1(a) shall not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), or any other claim for which the federal courts have exclusive jurisdiction." Please revise the disclosure in this section.

Response: The Company has revised the Risk Factor on pages 59-60 and the disclosures on page 142 to be consistent with Section 12.1(a) of Exhibit 3.2.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions regarding this matter, please do not hesitate to contact Christian O. Nagler at Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Hemant Taneja
Name: Hemant Taneja
Title: Chief Executive Officer

cc:	Christian O. Nagler
Aslam A. Rawoof
Kirkland & Ellis LLP